

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Linda F. Powers
Principal Financial and Accounting Officer
NORTHWEST BIOTHERAPEUTICS INC
4800 Montgomery Lane, Suite 800
Bethesda , MD 20814

> **Re: NORTHWEST BIOTHERAPEUTICS INC**
> **Form 10-K filed March 1, 2022**
> **File No. 001-35737**

Dear Ms. Powers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Exhibits

1. It appears that your Form 10-K is incorporated by reference into your Form S-3 filed October 18, 2019. We note that you filed the consent of your independent registered public accounting firm, Marcum LLP, covering the 2019 financial statements included in your 2021 Form 10-K. However, we note that you did not file the consent of your independent registered public accounting firm, Cherry Bekaert LLP, covering the 2020 and 2021 financial statements. Please amend your Form 10-K to file the consent or tell us why this is not required. See Item 601 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-

3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences